UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Pursuant to §240.14a-12

Hooper Holmes, Inc.

(Name of Registrant as Specified In Its Charter)

Ronald V. Aprahamian

Larry Ferguson

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED April     , 2009

Dear Fellow Shareholder:

The enclosed proxy statement and BLUE proxy card are being furnished to you in connection with the solicitation of proxies by me, Ronald V. Aprahamian, for use at the 2009 Annual Meeting of Hooper Holmes, Inc. (“Hooper Holmes”). This proxy seeks to elect two nominees of Ronald V. Aprahamian instead of the two nominees proposed by Hooper Holmes.

I believe that the future of Hooper Holmes depends on the willingness of its management and Board of Directors to take serious action to make Hooper Holmes profitable and enhance shareholders’ value. I believe this challenge requires directors who listen to shareholders’ ideas, and who can bring fresh and experienced leadership to the boardroom. Toward that end, I have nominated two highly motivated, experienced and talented individuals who I believe will bring to Hooper Holmes’ Board of Directors a renewed sense of urgency and responsiveness to shareholders.

Effective April 1, 2009 Mr. Quentin J. Kennedy resigned his position as a member of the Board of Directors. Instead of injecting new life into the Board and appointing a new member to fill this vacancy, the Board decided to reduce the number of Directors from eight to seven. The Board had many options, it could have appointed a new director, it could have increased the number of directors rather than reducing the number of directors and nominate the same directors that have been previously serving. Do you want a smaller Board or a Board with new members?

I am seeking your support at the upcoming 2009 Annual Meeting of Hooper Holmes, which is scheduled to be held on May 19, 2009 at 11:00 a.m. EDT at the Company’s headquarters located at 170 Mt. Airy Road, Basking Ridge, New Jersey, including any adjournments or postponements thereof and any meeting held in lieu thereof, to take the following actions:

•	To vote “FOR” the election of Ronald V. Aprahamian and Larry Ferguson to Hooper Holmes’ Board of Directors, and

•	To vote “FOR” Hooper Holmes’ proposal to ratify the election of KPMG LLP, as Hooper Holmes’ auditors for the fiscal year ending December 31, 2009.

If elected, my nominees will seek to persuade our colleagues on the Hooper Holmes’ Board of Directors to conduct a meaningful review of Hooper Holmes’ corporate governance practices, including, but not limited to:

•	Elimination of the poison pill adopted in the Rights Agreement dated as of June 16, 2000 between Hooper Holmes, Inc. and First City Transfer Co. as Rights Agent, as amended, and

•	Declassify the Board of Directors.

These action items are discussed in more detail in the accompanying proxy statement.

This year you have a choice of candidates. If you are not happy with the performance Hooper Holmes has delivered to you, sign the BLUE card and vote for my nominees. Mr. Ferguson and I, if elected to Hooper Holmes’ Board, will serve as members of one board of directors with fiduciary responsibilities toward all shareholders of Hooper Holmes. Because my nominees will only represent two out of seven votes on the Board of Directors, I cannot guarantee that my ideas will be implemented. However, I can state that Mr. Ferguson and I, if elected, will serve as advocates of change in the boardroom, seeking to persuade the Board to adopt measures to enhance shareholder value, including but not limited to seeking to persuade the Board to adopt a plan with stated revenue and profit goals with incentive compensation tied to successful achievement of those goals. For a full description of these measures, please see Proposal I Section D 3. on pages and . Mr. Ferguson and I have consented to be named in this proxy statement and to each serve as a Director of the Company if elected as such at the 2009 Annual Meeting.

i

ACCORDINGLY, I URGE YOU TO CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THE ATTACHED PROXY STATEMENT AND THEN SUPPORT MY EFFORTS BY SIGNING THE BLUE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF EACH OF MY NOMINEES.

I URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY HOOPER HOLMES. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED BLUE PROXY CARD, WHICH IS INCLUDED HEREIN, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE “VOTING AND PROXY PROCEDURES” IN THE ACCOMPANYING PROXY STATEMENT.

If you have any questions or require any assistance in executing your proxy, please contact:

Georgeson, Inc.

199 Water Street

New York, NY10038

Call Toll-Free: 1-800-

Banks and Brokerage Firms Call Collect: 212-

I believe that my director nominees’ election will provide Hooper Holmes shareholders an opportunity to be heard by the Board and at the same time provide the Board with the fresh perspective necessary to increase profitability and maximize shareholder value. Hooper Holmes needs new leadership now. I appreciate your support. Your vote is important.

Sincerely,

Ronald V. Aprahamian

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of the Company. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect the Shareholder Nominees to the Company’s board of directors, the ability of the Shareholder Nominees to influence Hooper Holmes’ Board of Directors and the management of the Company and to improve the corporate governance and strategic direction of the Company, and risk factors associated with the business of the Company, as described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in other periodic reports of the Company, which are available at no charge at the website of the Securities and Exchange Commission at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results.

[Remainder of Page Intentionally Left Blank]

2009 ANNUAL MEETING OF SHAREHOLDERS

OF

HOOPER HOLMES, INC.

SUBJECT TO COMPLETION, DATED APRIL     , 2009

PROXY STATEMENT

OF

RONALD V. APRAHAMIAN

This proxy statement and the enclosed BLUE proxy card are being furnished to shareholders of Hooper Holmes, Inc. (“Hooper Holmes” or the “Company”) in connection with the solicitation of proxies by Ronald V. Aprahamian (“Mr. Aprahamian,” or the “Shareholder,” or “I”) to be used at the 2009 annual meeting of shareholders of Hooper Holmes (the “2009 Annual Meeting”), and at any adjournments or postponements thereof and any meeting held in lieu thereof. The Company has provided notice that the 2009 Annual Meeting will be held at 11 a.m. EDT, on May 19, 2009, at the Company’s headquarters located at 170 Mt. Airy Road, Baskin Ridge, New Jersey.

The record date fixed by the Company’s Board of Directors for determining shareholders entitled to notice of and to vote at the 2009 Annual Meeting and any adjournments or postponements is March 31, 2009 (the “Record Date”). The Company has stated that as of the Record Date there were approximately 68,683,982 shares of common stock of Hooper Holmes (“Common Stock”) outstanding and entitled to vote at the 2009 Annual Meeting. As of the date of this proxy statement, I beneficially own an aggregate of 3,061,000 shares of Common Stock and intend to vote these shares for the Shareholder Nominees (as defined below).

The Company has stated that at the 2009 Annual Meeting, the Company’s shareholders will be asked to:

•	elect two persons to the Company’s Board of Directors, each to serve for a three-year term or until his or her successor is elected and qualified; and

•	ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

I am seeking your proxy for the upcoming 2009 Annual Meeting in support of the election to the Company’s Board of Directors of my nominees, Ronald V. Aprahamian and Larry Ferguson (each a “Nominee”, and collectively, the “Nominees” or “Shareholder Nominees”) who has each consented, if elected, to serve as director. I believe the Shareholder Nominees, with their extensive experience, will inject new life into the boardroom and are committed to achieving profitability, listening to shareholders and working to achieve greater value for the Company’s shareholders than is presently recognized in the marketplace. A vote FOR the Shareholder Nominees will enable you—as the owners of the Company—to send a message to the Board of Directors that you are committed to enhancing the value of your shares of Hooper Holmes.

This proxy statement and the BLUE proxy card are first being furnished to Hooper Holmes’ shareholders on or about April     , 2009. Messrs. Ronald V. Aprahamian, and Larry Ferguson are deemed to be participants in this proxy solicitation (the “Participants”).

I am not aware of any proposals to be brought before the 2009 Annual Meeting other than the election of directors and the ratification of the appointment of KPMG LLP as the independent auditor for fiscal year 2009. However, should other proposals, which I am not aware of a reasonable time before this solicitation, be brought before the 2009 Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

THIS SOLICITATION IS BEING MADE BY RONALD V. APRAHAMIAN AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN. I URGE YOU TO VOTE FOR THE ELECTION OF THE SHAREHOLDER NOMINEES USING THE ENCLOSED BLUE PROXY CARD.

I URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY.

IF YOU HAVE ALREADY VOTED THE COMPANY’S PROXY CARD, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED PROXY BY FOLLOWING THE VOTING INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2009 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2009 ANNUAL MEETING, OR BY VOTING IN PERSON AT THE 2009 ANNUAL MEETING. ALTHOUGH A REVOCATION IS EFFECTIVE IF DELIVERED TO THE COMPANY, I KINDLY REQUEST THAT EITHER THE ORIGINAL OR PHOTOSTATIC COPIES OF ALL REVOCATIONS BE MAILED TO ME CARE OF GEORGESON, INC. 199 WATER STREET, NEW YORK, NEW YORK 10038.

PROPOSAL 1

ELECTION OF DIRECTORS

As a result of Mr. Quentin J. Kennedy’s resignation from the Board, the Company’s Board of Directors is currently comprised of seven directors divided into three classes serving staggered three-year terms. I am seeking your support at the 2009 Annual Meeting to inject new life into the boardroom by electing the Shareholder Nominees: Ronald V. Aprahamian and Larry Ferguson, to the Hooper Holmes’ Board of Directors in place of the Company’s nominees.

Your vote to elect the Shareholder Nominees will have the legal effect of replacing Dr. Leslie Hudson, and Mr. Roy E. Lowrance with the Shareholder Nominees. If elected to the Hooper Holmes’ Board of Directors, the Shareholder Nominees will serve as advocates of change in the boardroom, seeking to persuade the Board to adopt measures to enhance shareholder value, including but not limited to persuading the Board to adopt a plan with stated revenue and profit goals with incentive compensation tied to successful achievement of those goals. For a full description of these measures, please see Proposal I Section D 3. on pages and . If elected, the Shareholder Nominees will constitute a minority of the current seven members of the Board. Accordingly, the Shareholder Nominees, if elected, would not be able to take Board action at a meeting of the Board of Directors at which all directors are present without the support of other directors.

HOOPER HOLMES’ ENTRENCHED BOARD OF DIRECTORS IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

RONALD V. APRAHAMIAN’S REASONS FOR SOLICITATION AND SUPPORT OF THE SHAREHOLDER NOMINEES

A.	Introduction

The financial performance of Hooper Holmes, Inc. over the past four years under this management and Board of Directors has been a great disappointment. While revenues have fallen each year, substantial losses have been incurred. This Board and its management, in spite of several requests of myself and other shareholders, are unwilling to commit to any profit targets under any timetable. The numbers below reveal the failure of this management and Board to you.

	2004	2005	2006	2007	2008
Revenue	$326,651	$320,346	$293,862	$208,632	$198,223
Income (loss)	$10,015	$(96,623)	$(86,091)	$(7,307)	$(1,885)

Based on financial information provided by Hooper Holmes in its 10-K filed with the SEC for the years ended December 31, 2006 and December 31, 2008

Hooper Holmes’ management and the Board’s performance has been reflected in the Company’s stock price, which has steadily declined over the last five years and more dramatically during 2008. Hooper Holmes’ stock price has dropped precipitously from its highest price of $6.51 in January 2004 to its five-year low of $0.16 on February 18, 2009, marking a 97% decline from its January 2004 high. In addition, Hooper Holmes’ total share value, or market capitalization, has declined from $423 million to a low of $10.9 million.

The current value of the Company’s common stock, $0.36 on April 28, 2009, reflects a market capitalization of just $24.7 million, down from $423 million just one year earlier. This decline in market capitalization from $423 million to $24.7 million under this management and Board, we believe, is a great disappointment. You can compare how the Company’s stock has performed against the market by reviewing the graphic on page 9.

The recent increase in stock price to $0.49 per share on April 9, 2009 does not even take us back to the $0.65 price per share prior to the reporting of the 2008 third quarter results. In the Company’s analyst call of November 7, 2008, management reported another quarter of poor revenue and further losses. During that call they discussed difficult market conditions, but presented no action plan, no change in course. This failure to present a plan was followed by a rapid and continued decline in the Company’s stock price to a low of $0.16 per share which equated to a market value of just $10 million in November of 2008.

When I asked Mr. Bubbs (the Company’s CEO) and Mr. Lowrance (the Chairman of the Board) in November to give a more comprehensive report of their planned actions, they stated they would not do so until March of 2009 (four months later).

The balance sheet as of December 31, 2008 included only $11.5 million in cash. It is important to note that in 2007 and 2008 the Company sold 2 business units which raised $17.9 million in cash. I believe that in the absence of these business unit sales or some other transaction, the Company would have had to incur debt or have raised additional capital through an equity transaction.

In summary, the Company has made no profit from operations for over four years and will not commit to measurable profit targets on any timetable.

While the Board has failed to produce results, it has also isolated itself and become more entrenched. In the Company’s analyst call of March 13, 2009, Mr. Bubbs stated the following with respect to admitting new members to the Board: “The Governance Committee realizes that as we enter the healthcare sector, we’re going to want to have more expertise on the health side with a good dash of business knowledge, and so they’re aggressively recruiting in that particular area.” However, instead of opening the Board to new members when Mr. Kennedy resigned, the Board opted to reduce the number of members of the Board and rejected my proposed candidates.

It is time to elect directors who will cause management to clearly communicate with the shareholders their true strengths and weaknesses. It is time to elect directors who will cause management to communicate with the shareholders measurable objectives on revenue, profit and growth.

Remember the words of former CEO James D. Calver in the Company’s 10-K filed with the SEC for the fiscal year ended on December 31, 2006: “We will not be measured by our preparation and plans, but by a return to profitability and subsequent growth.” Neither the Board nor Mr. Calver delivered on that promise. On the contrary, Mr. Calver received a substantial compensation package and left the Company.

Summary question: After four years under this Board, why should we, as shareholders, have confidence in the same management during the next three years?

HOOPER HOLMES’ ENTRENCHED BOARD OF DIRECTORS IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

B.	Background/Experience Of Candidates

Beginning in October, 2008, I, Ronald V. Aprahamian, contacted Roy E. Lowrance, Chairman of the Board, and Roy H. Bubbs, Chief Executive Officer on a number of occasions to advise them of my investment in the Company as well as of my background and experience in Health and Information Technology. I also advised them of my prior experience in the turnarounds of two publicly traded companies, Superior Consultants Holding, Inc. (SUPC-NASDAQ) (“Superior”) and First Consulting Group, Inc. (FCGI- NASDAQ) (“First Consulting”), and my interest in becoming a Board member and help the Company to enhance shareholder value and improve the Company’s economic performance.

During this time, Mr. Brad Evans from Heartland Advisors, who owns or has shared voting power, or shared dispositive power of 12,879,807 shares of Hooper Holmes (18.8%) according to public filings with the SEC, also contacted Mr. Lowrance and Mr. Bubbs to give them a positive reference of my work and advise them of my accomplishments with other companies. Mr. Evans suggested, at that time, that my experience would be very beneficial to Hooper Holmes. Mr. Evans is also a positive reference for Mr. Ferguson.

In January 2009, I was advised by Mr. Lowrance that the Company had considered my candidacy and, without interviewing me they had concluded that I was not an acceptable candidate. After discussions and written requests to Mr. Lowrance to re-consider the Board’s decision and to talk to the other members of the Board of Directors about my experience and business plan to help the Company, he indicated that the Board would not review further the “merits” associated with my candidacy.

The Company’s governing documents do not have an advance notice provision and therefore shareholders are entitled to nominate directors at the annual meeting. On April 13, 2009, I sent a copy of this preliminary proxy to Mr. Roy Lowrance and Mr. Roy Bubbs notifying the company of my intention to conduct a proxy contest and asking them to reconsider my candidacy and Mr. Ferguson’s to the Board to inject new life and ideas to the incumbent Board. However, our petition was ignored again and therefore we are seeking your support to the Shareholder Nominees.

Ronald V. Aprahamian

I was founder and Chief Executive Officer of one publicly traded and one private company dedicated to healthcare software and services. Both companies were operated for 8-9 years, reached approximately 1,000 employees and were successfully sold to larger publicly traded and private companies.

In October 2000, I was invited to join the board of Superior. At that time, Superior’s stock was trading at approximately $1.50 per share. It had suffered revenue declines and substantial losses. I, together with the other directors and management developed a sound plan focused on the strengths and weaknesses of the company’s business that helped Superior to effectively reduce operating costs, discontinue ineffective business lines and increase sales. As a result of this and other factors and developments, Superior’s revenue grew and profit returned. Due to the progress made, Superior was acquired by Affiliated Computer Sciences of Dallas, Texas on January 4, 2005 for $8.00 per share (a 500% improvement in shareholder value). I owned approximately 860,000 shares at an average cost of $3.25.

I was also invited to join the board of First Consulting in April, 2005. The stock had been trading at approximately $5 per share. First Consulting’s revenue was stable but the company had not been profitable in prior years. When I joined First Consulting’s board, there was no CEO in place and recruiting efforts for a replacement had not been successful. At the request of First Consulting’s board, I proposed a candidate. The independent nominating and governance committee contacted the candidate and in less than 30 days the full board approved the hiring of Mr. Larry Ferguson. I owned approximately 625,000 shares at $5.25 per share.

Larry Ferguson

Mr. Ferguson joined First Consulting in June, 2006 and began implementing a plan with the First Consulting’s board approval to improve the performance of First Consulting and to increase shareholder value. The plan included, among other things, increasing quality of client services; cutting excess SG&A; rationalizing the lines of business; focusing on profitable lines of business, and changing the compensation structure of the management team to a performance system tied to company profitability. With all interests aligned, over time, First Consulting increased profitability, the company accumulated cash, and shareholder value grew to over $10 per share. On January 11, 2008 First Consulting was acquired by Computer Sciences Corp. for $365 million, $13 per share. I believe that the improvements described above are strongly correlated to Larry’s involvement in the business and affairs of First Consulting. However, a number of other factors may have contributed to these improvements, such as, improved market conditions, customer perceptions and financial market conditions.

Mr. Ferguson, during his nearly 30 year career in the healthcare technology industry, has served as CEO of both domestic and international companies as well as publicly traded and private companies, ranging in size from businesses with hundreds of employees to approximately 3000. He has served on more than twelve boards of directors and has also held positions as chairman and committee chair of a number of companies. The companies at which Mr. Ferguson served as CEO or director yielded the shareholders overtime above $1 billion upon exit, due to sale. Mr. Ferguson also held managerial positions at other publicly traded and private companies, such as American Express and First Data Corporation.

C.	The Shareholder Nominees Will Bring A Shareholder-Friendly Perspective To The Hooper Holmes Board of Directors

I am not trying to take control of Hooper Holmes’ Board. I am seeking only two out of seven Board seats at Hooper Holmes. I believe that the Shareholder Nominees will add value to the Board’s deliberations by considering all of the Company’s options from a different perspective than the incumbent Directors. Therefore, it is the intent of the Shareholder Nominees to articulate and raise concerns about Hooper Holmes’ business activities with the rest of the members of the Board.

I believe that the Shareholder Nominees will bring a valuable, owner-oriented perspective to the Board’s evaluation of Hooper Holmes’ various strategic alternatives.

Although the Company has announced that it is evaluating strategic alternatives, such alternatives cover a wide range of possibilities. In particular, we were surprised at the prospect of the Company may consider the possibility of issuing new equity and pursuing an acquisition of other business units, as indicated in the Company’s analyst call of March 13, 2009. Given the results of the past four years, should management consider taking on any further challenge at this time? Issuing new equity at $0.40 per share would be extremely dilutive to all shareholders. Even a $10 million issue would require the issuance of 25 million shares, an approximate 30% dilution for shareholders.

If it becomes clear that the best course of action is to remain an independent, publicly traded company, I intend to remain a long-term holder of the Company’s shares. However, I cannot help but question whether Hooper Holmes under this Board and management may ever achieve profit growth or control costs. It may be advantageous to become part of another company where the Company’s assets, customer relationships, and services can be more effectively employed with additional scale and where many costs – including costs associated with being a publicly traded company – can be reduced or eliminated. I believe that the Company ought to explain to the shareholders with objective information whether the Company can be profitable on its own. I have no particular plans at this time to encourage any transaction that could result in the Company going private. However, I would not oppose such a transaction if it is proved to be in the best interests of the shareholders.

STAY ON COURSE? I respectfully ask you to seriously consider whether the Company’s current course is yielding adequate shareholder returns. I believe shareholders want a marked course correction at Hooper Holmes, and the Shareholder Nominees will bring a valuable shareholder perspective to managing the cost of operations and to the Board’s deliberations on strategic alternatives available to the Company.

As directors, the Shareholder Nominees will bring greater financial discipline to the Board’s deliberations on cash flow allocation decisions.

In particular, the Shareholder Nominees are interested in establishing a Board approved plan to achieve up to a 5% pretax profit. Should the Company’s stock price continue trading below tangible book value, I believe that with approval of TD Bank N.A. and the Board, these profits and free cash flow can best be used to repurchase Hooper Holmes’ shares.

HOOPER HOLMES’ ENTRENCHED BOARD OF DIRECTORS IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

D.	Why Shareholders Should Vote For The Shareholder Nominees

1.	Declining Internal Financial Performance.

I am disappointed in Hooper Holmes’ continuing poor performance and believe it is imperative that its Board takes immediate and efficient steps to maximize shareholder value. The numbers and graphics below reveal a Company in a steady decline.

Hooper Holmes’ revenue for the past five years:

•	Based on financial information provided by Hooper Holmes in its 10-K filed with the SEC for the years ended December 31, 2006 and December 31, 2008.

Hooper Holmes’ Net Income (loss) for the past five years:

•	Based on financial information provided by Hooper Holmes in its 10-K filed with the SEC for the years ended December 31, 2006 and December 31, 2008.

If Hooper Holmes is to continue as an independent, publicly traded company, the Shareholder Nominees will work with the Board and require management to present a plan to achieve an up to 5% pretax profit and hold management and the Board accountable for the results.

Hooper Holmes’ revenue, profit and operating results have been so poor and cash consumption so injurious, that the Company had to raise $17.9 million in cash by selling two business units in 2007 and 2008.

2.	Stock Underperformance

The poor internal financial performance at Hooper Holmes has been reflected in its stock price. As the graphic and table below reveal, Hooper Holmes’ Common Stock has substantially underperformed the S&P 500 and the Russell 2000 Index over the past 5 years:

Based on financial information provided by Hooper Holmes in its 10-K filed with the SEC for the year ended December 31, 2008.

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Hooper Holmes, Inc.	$100.00	$96.76	$42.66	$55.38	$28.78	$4.18
S&P 500 Composite Index	$100.00	$108.99	$112.26	$127.55	$132.06	$81.23
Russell 2000 Index	$100.00	$117.00	$120.89	$141.43	$137.55	$89.68

Based on financial information provided by Hooper Holmes in its 2008 10-K as filed with the SEC for the year ended December 31, 2008.

Over the five-year period ended December 31, 2008, a $100 investment in the S&P 500 was worth $81.23. While $100 invested in Hooper Holmes declined to $4.18 over the same five-year period.

The Shareholder Nominees will bring a much needed shareholder oriented perspective to the Hooper Holmes Board, including financial discipline to the Board’s deliberations on cash flow allocation decisions.

3.	The Shareholder Nominees, if elected, will serve as advocates of change in the boardroom, and will work to persuade the Board to adopt measures to enhance shareholder value. Among the plans and actions we will advocate for are:

a.	Developing a sound plan that creates or facilitates the creation of profit goals and revenue goals which are articulated for shareholders.

b.	Developing a plan to create a viable cost reduction program.

c.	Changing the existing compensation system to incentive compensation tied to successful achievement of targeted profit and revenue goals.

d.	Declassifying the Board to have every Director up for election or re-election on an annual basis rather than every three years.

e.	Removing of the poison pill currently in place. I believe the existence of a poison pill only hinders shareholders’ further investments in the Company and discourages future investments in the Company by third parties.

f.	Discouraging any action regarding the issuance of new equity and making any acquisitions until management proves it is in the best interest of shareholders and that such actions will further the creation of profit and revenue.

g.	Working with management to be more transparent regarding the profitability of the Heritage Lab business. In the event it is found that this business unit is not producing profits, we would encourage the sale of the Heritage Lab Unit to raise cash, reduce costs and increase overall profitability.

h.	Working with the Board and management to develop a plan that enables the Company managing its costs of operation to yield up to a 5% pretax profit. It is important to acknowledge the impact of recent volatility in the market, and therefore we will advocate for a plan to cut costs and expenses that will help the Company navigate the existent credit crisis and at the same time yield up to a 5% pretax profit.

HOOPER HOLMES’ ENTRENCHED BOARD OF DIRECTORS IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

E.	Reasons Why Management Is Not Acting On The Best Interest Of The Shareholders, But For That Of Its Members.

I believe that the steady decline on the Company’s revenues and shareholder value is the result of a longtime, entrenched Board and management that does not listen to shareholders ideas, which does not have the record of producing growth or profit; which has been unable to supervise the management, and whose actions are protected by a series of corporate defenses such as a classified board and a poison pill which prevent shareholders to hold directors accountable for the Company’s poor performance. If the Shareholder Nominees are elected, we will advocate for the elimination of these defenses to allow shareholders to hold management and the Board accountable for the performance of the Company and thereby improve the Company’s value and align the Company’s corporate practice to the good corporate governance practices followed by publicly traded companies. I believe that these changes will motivate management to improve the Company’s performance.

Hooper Holmes’ Board of Directors is a classified board. Directors are not put up for re-election at the same time, but in different periods of time. The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. Therefore this election should occur on an annual basis and not every three years. The Company’s board is currently divided into three classes, with each class elected to a three-year term.

The voting structure of classified boards delays the elimination of Board members who are ineffective or who support dubious management activities. Classified boards have the undesirable effect of insulating the board of directors far too much from accountability, reducing value and creating an entrenched management that is less responsive to shareholders. I believe that it is in the best interest to eliminate this classification system and require each director to stand for election annually. This would provide shareholders the opportunity to register their views at each annual meeting — on performance of the board as a whole and of each director as an individual. An annual election of directors will subject all directors to an environment of increased accountability that should reflect the Company’s commitment to the interests of its shareholders and grow shareholder value.

Currently our management is protected by a poison pill that triggers at a 20% threshold. Poison pills entrench management as they give directors job security if the company’s stock price declines significantly due to their poor performance. Poison Pills may dilute the power of shareholders and therefore should be eliminated. Below are some public statements made by influential and knowledgeable people and sources within the securities and financial industry regarding the adoption of poison pills by publicly traded companies:

“Poison pills … prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it’s doing a poor job. They water down shareholders’ votes and deprive them of a meaningful voice in corporate affairs.” “Take on the Street” by Arthur Levitt, SEC Chairman, 1993-2001.

“[Poison pill] That’s akin to the argument of a benevolent dictator, who says, ‘Give up more of your freedom and I’ll take care of you.’” T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years.

“That’s the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well.” Morningstar.com, Aug. 15, 2003

F.	I Own More Common Stock Of Hooper Holmes Than All Seven Members Of The Board of Directors Combined.

I own 3,061,000 shares of Hooper Holmes, more than the seven members of the Board combined. I have significant “skin in the game” and as such, I would serve a valuable role as owner-director whose interests are aligned directly with those of the majority of Hooper Holmes’ shareholders.

SHAREHOLDER NOMINEES

The following information sets forth the name, age, principal occupation and employment during the past five years and certain other information of each of the Shareholder Nominees.

Ronald V. Aprahamian. Mr. Aprahamian, age 62, is a private investor. He has been engaged in a broad range of business development activities as an investor, consultant, board member, or chief executive officer in companies engaged in healthcare, computer software, banking, aviation engineering products, fiber optics, and telecommunications industries. He served as director of Sunrise Senior Living, Inc. from 1995 until November 2008. He served as Chairman of the Board of Superior Consultant Holdings Corp. from October 2000 to October 2003, and as a director from 2003 to 2005. He also served as a director of First Consulting Group, Inc from April 2005 to January 2007. The principal business address and daytime phone number of Mr. Aprahamian is 141 Beachside Drive Vero Beach FL 32963, (772) 581- 7256. Mr. Aprahamian holds a business degree with a concentration in Hospital Administration from Michigan State University and a residency at the St. Lawrence Hospital in Lansing, Michigan. From 1996—1999 Mr. Aprahamian served on the board and was Chairman of the CHIM organization, an association of the 100 largest healthcare information systems companies and continues to offer a leadership role in the computerization of healthcare. As of the date hereof, Mr. Aprahamian beneficially owns 3,061,000 shares of Common Stock. Mr. Aprahamian has sole voting and investment control over 3,001,000 shares of Common Stock and shared voting and investment control with his mother, Polly Aprahamian, over 60,000 shares of Common Stock. All transactions in securities of Hooper Holmes for the last two years by Mr. Aprahamian are set forth in Appendix I attached hereto.

I have helped diverse underperforming companies to increase shareholder value and believe my experience will bring to the Company’s Board fresh and new ideas to improve the performance of the Company and create more value to your investment. In October 2000, I was invited to join the board of Superior. At that time, Superior’s stock was trading at approximately $1.50 per share. It had suffered revenue declines and substantial losses. I, together with the other directors and management developed a sound plan focused on the strengths and weaknesses of the company’s business that helped Superior to effectively reduce operating costs, discontinue ineffective business lines and increase sales. As a result of this and other factors and developments, Superior’s revenue grew and profit returned. Due to the progress made, Superior was acquired by Affiliated Computer Sciences of Dallas, Texas on January 4, 2005 for $8.00 per share (a 500% improvement in shareholder value). I owned approximately 860,000 shares at an average cost of $3.25.

I also participated in the board of First Consulting in April, 2005. The stock had been trading at approximately $5 per share. The company’s revenue was stable but had not been profitable in prior years. When I joined the board, there was no CEO in place and recruiting efforts for a replacement had not been successful. At the request of the board, I proposed a candidate. The independent nominating and governance committee contacted the candidate and in less than 30 days the full board approved the hiring of my Nominee, Mr. Larry Ferguson.

As a result of serving on many corporate boards, I have been involved in litigation related to my services in those boards. In 1985, the SEC instituted a civil injunctive action against, among others, myself, claiming that I violated antifraud provisions of the federal securities laws in connection with the trading of certain securities of Compucare, Inc. (“Compucare”) shortly before the announcement of its proposed merger with Baxter Travenol Laboratories, Inc. (“Baxter Travenol”) on March 1, 1985. The SEC alleged that certain persons purchased 4,500 shares of Compucare stock based on material non-public information it was claimed was improperly obtained from me. The SEC alleged that profits resulting from such trades totaled $24,225.77. Without admitting or denying the allegations in the SEC’s complaint, I consented to the entry of a final judgment which prohibits future violations of these provisions of the securities laws. I also paid a civil penalty of $33,000 pursuant to the Insider Trading Sanctions Act of 1984. The SEC made no claim that I personally purchased any securities of Compucare while in possession of any material non-public Information or otherwise personally received any monetary benefit from the transactions in question.

With respect to my role at Sunrise Senior Living, Inc. where I was a director from 1995 until 2008, Sunrise grew from $30 million in revenue to over $1.5 billion and grew from 1,000 employees to over 40,000 employees. For many years Ernst & Young, Sunrise’s independent auditors, approved Sunrise’s financial statements. In 2006, there was an unexpected change in opinion as to the method of accounting which led to a lengthy restatement of Sunrise’s financial statements and led to litigation. The board appointed a special committee and retained an independent prominent law firm who conducted an extensive investigation of the facts and the “merits”. The Special Committee’s conclusion was that there was no evidence of insider trading by the independent directors. The investigation was also very helpful in the eventual settlement of all litigation arising from these issues.

Mr. Larry Ferguson. Mr. Ferguson, age 59, was appointed Chief Executive Officer of The Ferguson Group in January 2008. Prior to his current position, he served as Chief Executive Officer of First Consulting from June 2006 to January 2008. Before joining First Consulting, he served as Chief Executive Officer of The Fergurson Group for six years. The principal business address and daytime phone number of Mr. Ferguson is 6800 Medinah Court, Charlotte, N.C. 28210, (704) 236 -9817. As of the date hereof, Mr. Ferguson does not own shares of Common Stock in the Company.

During Mr. Ferguson’s tenure at First Consulting as CEO, he began implementing a plan with the board’s approval to increase the performance of the company and to increase shareholder value. The plan included, among other things, increased quality of client services, to cut excess SG&A, to rationalize the lines of business, focus on profitable lines of business, and to change the compensation structure of all of management to a performance system tied to company profitability. With al interests aligned, over time the company increased profitability, the company accumulated cash, and shareholder value grew to over $10 per share. On January 11, 2008 the company was acquired by Computer Sciences Corp. for $365 million, $13 per share. I believe that the improvements described above are strongly correlated to Larry’s involvement in the business and affairs of First Consulting. However, a number of other factors may have contributed to these improvements, such as, improved market conditions, customer perceptions and financial market conditions.

Mr. Ferguson, during his nearly 30 year career in the healthcare technology industry, has served as CEO of both domestic and international companies as well as publicly traded and private companies, ranging in size from businesses with hundreds of employees to approximately 3000. He has served on more than twelve boards of directors and has also held positions as chairman and committee chair of a number of companies. The companies at which Mr. Ferguson served as CEO or director yielded the shareholders overtime above $1 billion upon exit, due to sale. Mr. Ferguson also held managerial positions at other publicly traded and private companies, such as American Express and First Data Corporation.

If elected, I believe that Mr. Ferguson and I will be deemed to be “independent” directors of Hooper Holmes under the applicable standards of NYSE AMEX Company Guide (“AMEX”) and the Securities Exchange Act of 1934, as amended.

The Shareholder Nominees will not receive any compensation from me for their service as directors of Hooper Holmes. If elected, the Shareholder Nominees will be entitled to such compensation from the Company as is provided to non-employee directors of the Company. Other than as stated herein, there are no arrangements or understandings between myself and Mr. Ferguson or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this proxy statement and to serve as a Director of the Company if elected as such at the 2009 Annual Meeting.

We do not expect that either Mr. Ferguson or I will be unable to stand for election, but in the event that any of us is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominees of Shareholder. I reserve the right to nominate substitute or add additional persons as nominees for any reason, including in the event that (1) the Hooper Holmes Board of Directors is expanded beyond its current size and/or (2) any of Shareholder Nominees is unable for any reason, including by reason of the taking of or announcement of any action by the Company that has, or if consummated would have, the effect of disqualifying any such Shareholder Nominees to serve as a Director. In any such case, the BLUE proxy card will be voted for such substitute nominee. In the event that the Company refuses to permit a substitute or additional nominees as contemplated by this paragraph by reason of the Company’s amended and restated bylaws or otherwise, we reserve the right to challenge such bylaws or the application of such bylaws to such substitute or additional nominees or such other action in an appropriate legal proceeding.

HOOPER HOLMES’ ENTRENCHED BOARD IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

I URGE YOU TO VOTE FOR THE ELECTION OF RONALD V. APRAHAMIAN AND LARRY FERGUSON BY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

I URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY VOTED THE COMPANY’S PROXY CARD, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED PROXY BY FOLLOWING THE VOTING INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITOR

According to the Company’s Proxy Statement, the Company is soliciting proxies for a proposal to ratify the appointment of KPMG LLP as the Company’s independent auditor for fiscal 2009. I also recommend the ratification of KPMG LLP as the Company’s independent auditor.

I URGE YOU TO VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR FISCAL 2009 ON THE ENCLOSED BLUE PROXY CARD.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the 2009 Annual Meeting. Each share of Common Stock is entitled to one vote. Shareholders who sell their shares of Common Stock before the Record Date may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the 2009 Annual Meeting even if they sell such shares after the Record Date.

As explained in the instructions on your BLUE proxy card, there are two ways you may vote. You may:

1. Sign, date and return the enclosed BLUE proxy card in the enclosed postage-paid envelope. We recommend that you vote on the BLUE proxy card even if you plan to attend the 2009 Annual Meeting.

2. Vote in person by attending the 2009 Annual Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the 2009 Annual Meeting.

I urge you to vote only a BLUE proxy and not to execute the proxy card furnished by Hooper Holmes. If you have already signed and returned a proxy you may change your vote by signing and returning a later-dated BLUE proxy. Only your latest proxy will count.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of the shares, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or other nominee. As a beneficial owner, you must instruct your broker, trustee or nominee on how to vote. Your broker cannot vote your shares on your behalf without your instructions.

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since a beneficial owner is not the shareholder of record, if you wish to vote your shares in person at the 2009 Annual Meeting, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the 2009 Annual Meeting.

Shares represented by properly executed BLUE proxy cards will be voted at the 2009 Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Mr. Ronald V. Aprahamian, and Mr. Larry Ferguson to the Hooper Holmes Board of Directors, and FOR the ratification of the appointment of KPMG LLP as independent auditors for fiscal 2009. I am not aware of any other proposals to be brought before the 2009 Annual Meeting. However, should other proposals, which I am not aware of a reasonable time before this solicitation, be brought before the 2009 Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

Quorum

In order to conduct any business at the 2009 Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the issued and outstanding shares of Common Stock entitled to vote on the Record Date being present either in person or represented by proxy at the 2009 Annual Meeting. All shares that are voted “FOR” or “AGAINST” any matter, abstentions, “withheld votes” and

“broker non-votes” are counted as present and entitled to vote for purposes of determining if a quorum exists. Broker non-votes are shares held by brokers or nominees for which the broker or nominee has not received voting instructions from the beneficial owner and does not have discretionary power to decide how to vote the shares.

Discretionary Voting

If you hold your shares in street name through a broker, bank or other custodian, only it can vote your shares, and only upon your specific instruction. Because this is a “contested” meeting, if you fail to instruct your broker on how to vote your shares, your broker will not be able to vote your shares.

Votes Required for Approval

Election of Directors. Pursuant to the Company’s bylaws, the election of directors requires plurality of the votes cast by the shareholders of Hooper Holmes Common Stock at the 2009 Annual Meeting entitled to vote. This means that the two nominees who receive the highest number of votes cast will be elected to the Hooper Holmes Board of Directors.

Ratification of Appointment of KPMG LLP. To be approved by the Company’s shareholders, the proposal to ratify the appointment of KPMG LLP as the Company’s independent auditor must receive the affirmative vote of a majority of the shares which are present in person or represented by proxy at the meeting and entitled to vote thereon.

Broker non-votes, withheld votes and abstentions are not considered votes cast and, accordingly, will have no effect on the outcome of the vote on the proposals presented to the shareholders at the 2009 Annual Meeting.

Revocation of Proxies

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the 2009 Annual Meeting and voting in person (although attendance at the 2009 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a later dated proxy will constitute a revocation of any earlier proxy.

Although a revocation is effective if delivered to the Company, I kindly request that either the original or a photostatic copy of all revocations be mailed to me in care of Georgeson, Inc. 199 Water Street, New York, New York 10038 so that I am aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this proxy statement is being made by Ronald V. Aprahamian. Proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in person and by advertisements.

Mr. Aprahamian has entered into an agreement with Georgeson, Inc. for solicitation and advisory services in connection with this solicitation, for which Georgeson, Inc. will receive a fee not to exceed $40,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Georgeson, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Aprahamian has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Mr. Aprahamian will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Georgeson, Inc. will employ approximately persons to solicit the Company’s shareholders for the 2009 Annual Meeting.

I will borne the expense of soliciting proxies. Costs of this solicitation of proxies are currently estimated to be approximately $            . I estimate that through the date hereof, my expenses in connection with this solicitation are approximately $            . I intend to seek reimbursement from the Company of all reasonable expenses I incur in connection with this solicitation. I do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

HOOPER HOLMES’ ENTRENCHED BOARD IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

INFORMATION ABOUT THE PARTICIPANTS

Ronald V. Aprahamian

As of the date hereof, Ronald V. Aprahamian beneficially owns 3,061,000 shares of Common Stock of Hooper Holmes, representing approximately 4.4% of the outstanding shares of Common Stock. Mr. Aprahamian has sole voting and investment control over 3,001,000 shares of Common Stock which are held in trust at Smith Barney, and shared voting and investment control with his mother, Polly Aprahamian, over 60,000 shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 68,683,982 shares outstanding, which was the approximate number of shares of Common Stock outstanding as of the Record Date. Appendix I attached hereto sets forth all transactions in securities of Hooper Holmes affected during the past two years by Mr. Aprahamian and his beneficial ownership of securities of Hooper Holmes.

Larry Ferguson

Mr. Ferguson does not own shares of Hooper Holmes.

Agreements with the Nominees

Mr. Aprahamian has entered into an agreement (the “Nominee Agreement”) with each Nominee with respect to his seeking election as a Director of Hooper Holmes at the 2009 Annual Meeting. Each Nominee has acknowledged that he has agreed to stand for election as a director of Hooper Holmes in connection with this proxy solicitation, to be named in this proxy statement and to serve as a Director of the Company if elected. Mr. Aprahamian has agreed, subject to the right to seek reimbursement from the Company, to pay all costs of this proxy solicitation.

Interests of the Participants

Each Participant has an interest in the election of directors at the 2009 Annual Meeting: (i) indirectly through the beneficial ownership (if any) of the shares of Common Stock and/or (ii) pursuant to the Nominee Agreements.

Other than as disclosed in this proxy statement, there are no arrangements or understandings between the Participants and any Nominee or any other person or persons with respect to the nomination of the Nominees.

Other than as disclosed in this proxy statement, neither Participant nor any of their respective associates or immediate family members, directly or indirectly:

•	has had any relationship with the Company in any capacity other than as a shareholder that would require disclosure herein;

•

has any agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates or with respect to any future transaction to which the Company or its affiliates will or may be a party;

•

has any material interest, direct or indirect, in any transaction that has occurred within the past fiscal year or any currently proposed transaction, or series of past, current or proposed arrangements or relationships to which the Company was or is to be a participant and in which the amount involved exceeds $120,000; or

•	is a party adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other Matters

Mr. Aprahamian is not aware of any proposals to be brought before the 2009 Annual Meeting other than the election of directors and the ratification of the appointment of KPMG LLP as the Company’s independent auditor for fiscal 2009. However, should other proposals be brought before the 2009 Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

Shareholder Nomination and Proposals

Information concerning the date by which proposals by shareholders intended to be presented at the next annual meeting of shareholders must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is contained in the Company’s proxy statement. This information is contained in the Company’s public filings. Mr. Aprahamian takes no responsibility for the accuracy or completeness of such information contained in the Company’s public filings.

INCORPORATION BY REFERENCE

MR. APRAHAMIAN HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT. DISCLOSURE IN THE COMPANY’S PROXY STATEMENT INCLUDES, AMONG OTHER THINGS, BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, BENEFICIAL OWNERSHIP OF THE COMPANY’S

SECURITIES, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND INFORMATION ON AUDIT SERVICES AND FEES OF THE COMPANY’S INDEPENDENT AUDITOR. SHAREHOLDERS SHOULD REFER TO THE COMPANY’S PROXY STATEMENT IN ORDER TO REVIEW THIS DISCLOSURE. MR. APRAHAMIAN DOES NOT MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION THAT IS CONTAINED IN THE COMPANY’S PROXY STATEMENT.

HOOPER HOLMES’ ENTRENCHED BOARD OF DIRECTORS IS IN IMMINENT NEED OF NEW DIRECTORS WHO LISTEN TO, COMMUNICATE WITH AND UNDERSTAND SHAREHOLDERS’ NEEDS, WHO CAN BRING FRESH AND EXPERIENCED LEADERSHIP TO THE BOARDROOM AND WHO ARE COMMITTED TO ACHIEVING PROFITABILITY AND INCREASING THE VALUE OF HOOPER HOLMES SHARES. VOTE “FOR” THE SHAREHOLDER NOMINEES TO HAVE YOUR VOICE HEARD.

Ronald V. Aprahamian April , 2009

APPENDIX I

Set forth below are the dates and amounts of each Participant’s purchases and sales of shares of Common Stock within the past two years and the number of shares of Common Stock beneficially owned by each Participant.

TRANSACTIONS IN COMMON STOCK OF

HOOPER HOLMES, INC. BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Ronald V. Aprahamian

Trade Date	Number of Shares Purchased/(Sold)	Price Per Share
02/06/2008	100,000	$1.18, 1.19, 1.20
02/07/2008	102,000	$1.19, 1.20, 1.21
03/04/2008	103,000	$0.65, 0.66, 0.67, 0.68, 0.69
03/05/2008	104,000	$0.68, 0.69, 0.70,
03/06/2008	205,000	$0.69
03/11/2008	206,000	$0.69
03/13/2008	207,000	$0.69
05/20/2008	48,508	$0.77
05/21/2008	86,566	$0.75
05/22/2008	38,500	$0.79
05/23/2008	1,500	$0.81
06/06/2008	50,900	$1.03
06/09/2008	174,100	$1.05, 1.06
06/10/2008	51,034	$1.05, 1.06
06/11/2008	75,000	$1.05
06/12/2008	75,000	$1.00
06/16/2008	50,000	$0.97, 1.00
06/17/2008	50,000	$0.99, 1.00
06/18/2008	50,000	$0.94, 0.99
06/19/2008	7,900	$0.97
06/20/2008	32,000	$0.95
06/23/2008	108,992	$0.94
06/24/2008	73,000	$0.96
12/08/2008	51,400	$0.22
12/09/2008	2,076	$0.22
12/10/2008	146,000	$0.25
12/11/2008	88,300	$0.23

Trade Date	Number of Shares Purchased/(Sold)		Price Per Share
12/12/2008	40,900		$0.23
12/15/2008	51,700		$0.23
12/16/2008	59,803		$0.24
12/17/2008	259,821		$0.25
12/18/2008	162,000		$0.24
12/23/2008	7,100		$0.24
12/24/2008	130,900		$0.24
09/25/2008	7,000	*	$1.16
09/26/2008	2,100	*	$1.16
10/02/2008	20,900	*	$1.15
12/24/2008	30,000	*	$0.25
04/01/2009	1,000		$0.45

*	Shares beneficially owned by Mr. Aprahamian’s mother, Polly Aprahamian, as to which Mr. Aprahamian has shared voting and investment power in his capacity as trustee for his mother’s trust account.

BENEFICIAL OWNERSHIP OF COMMON STOCK OF

HOOPER HOLMES, INC. BY THE PARTICIPANTS

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Ronald V. Aprahamian	3,061,000	*	4.4%
Larry Ferguson	—		—

*	Includes 3,000,000 shares beneficially owned by Mr. Aprahamian and held in a trust at Smith Barney, 1,000 shares owned on my own name and 60,000 shares beneficially owned by Mr. Aprahamian’s mother, Polly Aprahamian, as to which Mr. Aprahamian has shared voting and investment power in his capacity as trustee for his mother’s trust account.

[BACK COVER]

IMPORTANT

Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1.	If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to our proxy solicitor, Georgeson, Inc., in the postage-paid envelope provided.

2.	If you have previously signed and returned a proxy card to Hooper Holmes, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Hooper Holmes by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided.

3.	If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE proxy card in the postage-paid envelope provided. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your shares, please contact our proxy solicitor:

Georgeson, Inc.

199 Water Street

New York NY 10038

Call Toll-Free:

Banks and Brokerage Firms Call Collect:

.

Votes must be indicated in Black or Blue ink	☒	HOOPER HOLMES, INC.

2009 ANNUAL MEETING OF SHAREHOLDERS

BLUE PROXY CARD.

THIS PROXY IS SOLICITED ON BEHALF OF RONALD V. APRAHAMIAN

The undersigned hereby appoints and constitutes RONALD V. APRAHAMIAN as proxy with full power of substitution, and hereby authorizes him to attend the 2009 annual meeting of shareholders of Hooper Holmes, Inc. (“HOOPER HOLMES”), to be held on May 19, 2009 at 11:00 a.m., local time, at 170 Mt. Airy Road, Basking Ridge, New Jersey, and any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote on behalf of the undersigned all shares of common stock of Hooper Holmes held of record by the undersigned on March 31, 2009 at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting, as specified below subject to the condition set forth on the reverse.

This proxy has been solicited by Ronald V. Aprahamian. (the “Shareholder”) and not on behalf of the Board of Directors of Hooper Holmes. The Shareholder recommends a vote “FOR” each of the nominees listed in Proposal 1 and “FOR” Proposal 2.

Proposal 1 Election of Directors	Shareholder Nominees: (1) Larry Ferguson and (2) Ronald V. Aprahamian
☐ FOR ALL NOMINEES	☐ WITHHOLD ALL NOMINEES	☐	WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, WRITE NAME(S) OF NOMINEE(S) BELOW.

Proposal 2. Proposal to ratify the appointment of KPMG LLP as the independent auditor for fiscal 2009.

☐ FOR	☐ AGAINST	☐	ABSTAIN

Other Matters: To vote in their discretion on such other matters that may properly come before the meeting or any adjournment or postponement thereof.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder. If no direction is given, this proxy will be voted “FOR” each Shareholder Nominee referred to in Proposal 1 and “FOR” Proposal 2. Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter that may properly come before the 2009 Annual Meeting of Shareholders or any adjournment or postponement thereof. This proxy revokes any previously executed proxy with respect to all matters covered by this proxy and the voting of shares of common stock of Hooper Holmes at the 2009 Annual Meeting of Shareholders.

The undersigned hereby acknowledges receipt of the proxy statement dated April     , 2009 of Ronald V. Aprahamian. and revokes any previously executed proxy with respect to all proposals.

Dated:

(Signature)

(Signature, if jointly held)

Title (if applicable):

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign partnership name by authorized person, giving full title.

IF YOU RECEIVE MORE THAN ONE BLUE PROXY CARD, PLEASE SIGN, DATE AND

RETURN ALL SUCH BLUE PROXY CARDS IN THE ACCOMPANYING ENVELOPE TODAY.

YOUR VOTE IS VERY IMPORTANT –PLEASE VOTE YOUR PROXY TODAY.